UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of September 2023
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐

Repricing of Senior Secured Term Loan

On September 15, 2023, Nomad Foods Limited (the “Company”) entered into an Amendment and Restatement Agreement by and among the Company, Nomad Foods Europe Midco Limited, Credit Suisse AG, London Branch, as security agent and agent on behalf of certain other finance parties thereto, and other lenders and parties thereto (the “Amendment and Restatement Agreement”) relating to that certain Senior Facilities Agreement dated July 3, 2014 (as amended and restated from time to time, including pursuant to amendment and restatement agreements dated May 3, 2017, June 22, 2021 and November 8, 2022, the “Senior Facilities Agreement”). Pursuant to the Amendment and Restatement Agreement, as of the closing of the repricing, which is expected to occur on September 22, 2023, the Senior Facilities Agreement will be amended and restated (as amended and restated the “Amended Senior Facilities Agreement”) to, among other things, reduce the margin on the Company’s existing USD denominated Term Loan B of USD 700 million principal due 2029 (the “Term Loan”) by 75 basis points. The description of the Amended Senior Facilities Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Senior Facilities Agreement, which is attached hereto as Exhibit 99.1.

On September 18, 2023, the Company issued a press release announcing the repricing of the Term Loan. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K. This Report on Form 6-K (other than Exhibit 99.2) is hereby incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044) and (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer
Dated: September 18, 2023

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Senior Facilities Agreement, originally dated 3 July 2014, as amended and restated from time to time, including pursuant to the Amendment and Restatement Agreement, by, among others, the Company and Credit Suisse AG, London Branch as security agent and agent on behalf of certain other finance parties thereto.
99.2	Press Release issued by Nomad Foods Limited on September 18, 2023 relating to the repricing of its existing USD term loan.